

April 28, 2015

Via E-mail
Mr. Yang Chen
Chief Financial Officer
iKang Healthcare Group, Inc.
B-6F Shimao Tower
92A Jianguo Road
Chaoyang District, Beijing 100022
People's Republic of China

Re: **iKang Healthcare Group, Inc.**
             Form 20-F for the Fiscal Year Ended March 31, 2014
             Filed July 25, 2014 and Amended July 31, 2014
             File No. 1-36403

Dear Mr. Chen:

We have reviewed your April 10, 2015 response to our March 30, 2015 letter and have the following comment.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
Note 11: Bank Borrowings, page F-46

1. We acknowledge your response to previous comment 2. Please provide us proposed revised disclosure to be included in future Forms 20-F that further describes your "Pledge Overseas Borrow Locally" transactions in China. This should include, but is not limited to, the reason(s) for the transactions, the various entities involved, the terms, collateral requirements and how these arrangements accommodate the Company's cash needs in different currencies using its own cash balances.

You may contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant